Exhibit 99.1

Hut 8 Mining Provides Production Update

September 2021 – 4724 Bitcoin in reserve

TORONTO, Oct. 4, 2021 /CNW/ - Hut 8 Mining Corp. (NASDAQ: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Mining Production Highlights for September 2021:

264 Bitcoin were mined, resulting in an average production rate of 9.11 Bitcoin per day.
100% of the self-mined Bitcoin for the month of September were deposited into custody, consistent with Hut 8's Hodl strategy.
Total Bitcoin balance held in reserve is 4724 as of September 30, 2021.

Mining Equipment Deployment Update for September 2021:

Received and installed 600 servers consisting of 2400 NVIDIA cryptocurrency mining processors ("CMPs") graphics processing unit ("GPUs"), resulting in a daily earning of 7.10 ETH, equivalent to 0.5 BTC/day totaling $25,000 CAD in income per day.
Deployment of NVIDIA CMPGPUs has progressed over the past 30 days, and approximately 25% of our total server fleet is deployed and earning.
To date, Hut 8 has earned $265,000 CAD from the CMP deployment.

"We are thrilled with our current amount of Bitcoin held in reserve as well as being ahead of schedule on our commitment to the market to have over 5,000 self-mined Bitcoin by end of Q4.", said Jaime Leverton, CEO of Hut 8 Mining.

"Our current capacity of deployed CMP GPU miners will continue to earn $25,000 CAD per day, ramping up to the full capacity earnings over this period, which is expected to be at $110,000 CAD per day, based upon current mining economics," said Jason Zaluski, Chief Technology Officer, Hut 8 Mining. "Hut 8's full CMP deployment has been hampered by the supply chain constraints and manufacturing shortages many industries are experiencing globally," said Jason Zaluski, Chief Technology Officer, Hut 8 Mining. "We continue to work with our technology partners and we anticipate this issue to be resolved early in Q4."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian  miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, the Company's trajectory to produce additional Bitcoin, the expected timing of equipment deliveries, planned investments for the balance of 2021 and costs associated with mining digital assets.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking statements. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 04-OCT-21